UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the contribution of the shares of Common Stock held by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”) and NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) to SGS Holdings LLC (“Parent”) pursuant to the Contribution and Exchange Agreement, dated as of January 27, 2012, by and among Parent and the Parent Members (the “Contribution Agreement”), the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  As of January 27, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the statement on Schedule 13D filed by Parent (the “Parent Schedule 13D”) and Amendment No. 2 to the statement on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities (the “Providence/Ayala Schedule 13D”), each filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2012.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the contribution of the shares of Common Stock held by the Parent Members to Parent pursuant to the Contribution Agreement, the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of January 27, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D, filed with the Commission on January 31, 2012.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the contribution of the shares of Common Stock held by the Parent Members to Parent pursuant to the Contribution Agreement, the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of January 27, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D, filed with the Commission on January 31, 2012.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the contribution of the shares of Common Stock held by the Parent Members to Parent pursuant to the Contribution Agreement, the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of January 27, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D, filed with the Commission on January 31, 2012.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.6% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the contribution of the shares of Common Stock held by the Parent Members to Parent pursuant to the Contribution Agreement, the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of January 27, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D, filed with the Commission on January 31, 2012.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 7 to the statement on Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on August 18, 2009 (“Amendment No. 4”), as amended by Amendment No. 5 to the statement on Schedule 13D filed on October 1, 2009 (“Amendment No. 5”), as amended by Amendment No. 6 to the statement on Schedule 13D filed on November 7, 2011 (“Amendment No. 6” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6.  Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, as the case may be.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), (ii) ACOF Management II, L.P. (“ACOF Management II”), (iii) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (iv) Ares Management LLC (“Ares Management”), and (v) Ares Partners Management Company, LLC (“APMC”) (collectively, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The principal business of ACOF II is investing in securities.  APMC, Ares Management, ACOF Management II and ACOF Operating II are principally engaged in the business of investment management.  The general partner of ACOF II is ACOF Management II, and the general partner of ACOF Management II is ACOF Operating II.  ACOF Operating II is owned by Ares Management, which, in turn, is indirectly controlled by APMC.  APMC is managed by an executive committee comprised of David Kaplan, Michael Arougheti, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to the Common Shares.  The Ares Entities, the partners, members, stockholders, directors and managers of the Ares Entities (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) and the executive committee of APMC expressly disclaim beneficial ownership of the Common Shares owned by Parent.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 27, 2012, each of ACOF II, EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), simultaneously contributed all of the shares of Common Stock they owned to a newly-formed Delaware limited liability company, SGS Holdings LLC (“Parent”), pursuant to a Contribution and Exchange Agreement, in exchange for membership interests in Parent (the “Contribution”).  ACOF II contributed 36,085,134 shares of Common Stock to MergerSub in the Contribution, or 47.2% of the total issued and outstanding shares of Common Stock (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011) and in exchange received a 51.5% membership interest in Parent.  The Contribution resulted in Parent acquiring 91.6% of the total issued and outstanding shares of Common Stock (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011).  There was no cash consideration for the transaction.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 are incorporated herein by reference.

On January 31, 2012, the Reporting Persons, Parent, the Parent Members and certain related parties filed a Schedule 13e-3 with the Commission announcing Parent’s intention to, from time to time, seek to acquire additional shares of Common Stock in privately negotiated transactions with certain selected stockholders of the Issuer.  Any such acquisitions would be financed by loans from the Parent Members to Parent.  There is no assurance, however, that Parent will engage in any such purchases, or that it will finance any such purchases through such loans.

Thereafter, Parent intends to evaluate whether to conduct a “short-form” merger (the “Merger”) pursuant to which a newly-formed Delaware corporation subsidiary of Parent (“MergerSub”) would merge with and into the Issuer, with the Issuer as the surviving corporation (the “Surviving Corporation”), under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), as a means of acquiring all of the shares of Common Stock not owned directly or indirectly by Parent.  Pursuant to the terms of the Merger as currently contemplated, each share of Common Stock (other than shares of Common Stock held by the Issuer, directly or indirectly by Parent or MergerSub, or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive $3.25 in cash, the outstanding shares of capital stock of MergerSub would be converted into shares of common stock, par value $0.001 per share, of the Surviving Corporation (the “Private Stock”), and the Surviving Corporation would become wholly-owned by Parent.  The Private Stock would not be registered under the Securities Exchange Act of 1934, as amended (the “Act”).  Parent currently contemplates using the proceeds of loans made by the Parent Members to fund the Merger if it is consummated.  If it determines to consummate the transactions described above, MergerSub would be authorized under Section 253 of the DGCL to effect the Merger without the approval of the Issuer’s board of directors or stockholders.  Upon consummation of the Merger, the Issuer’s stockholders (as of immediately prior to the Merger) would no longer hold stock in the Issuer.  Under Delaware law, the exclusive remedy for minority stockholders who object to a short-form merger is appraisal rights (subject to their compliance with the applicable appraisal procedures under Delaware law), absent fraud or illegality.

If the Merger should occur, it is contemplated that, thereafter, Parent would cause the Surviving Corporation to delist the shares of Common Stock from trading on the NYSE Amex and terminate the registration of the shares of Common Stock under Sections 12(b) and 12(g) of the Act.

The Ares Entities review on a continuing basis ACOF II’s investment in Parent and Parent’s investment in the Issuer.  Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason.  Furthermore, one or more the Ares Entities, individually or in the aggregate, may, or may cause Parent to, directly or indirectly, from time to time or at any time, otherwise acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Ares Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Ares Entities may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Ares Entities and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

(a)           Aggregate Number and Percentage of Securities.  See Item 3 of this Amendment No. 7 and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Ares Entities.

(b)           Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to this Amendment No. 7 for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Transactions within the past 60 days.  Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)           Certain Rights of Other Persons.  Not applicable.

(e)           Date Ceased to be a 5% Owner.  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 and 4 are incorporated herein by reference.

Limited Liability Company Agreement

On January 27, 2012, incident to the Contribution, the Parent Members entered into a Limited Liability Company Agreement of Parent (the “LLC Agreement”).  Pursuant to the LLC Agreement, ACOF II, EGS Dutchco and NewBridge share control of Parent and therefore share voting and dispositive power over the shares of Common Stock held by Parent.  Pursuant to the LLC Agreement, the Board of Managers (as defined in the LLC Agreement) will cause Parent to vote the shares of Common Stock held by Parent in a manner consistent with the provisions of (i) the Stockholders Agreement, dated as of October 1, 2009, by and among the Issuer, ACOF II, EGS Dutchco, NewBridge and certain other parties, and (ii) the Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among the Issuer, ACOF II, EGS Dutchco, NewBridge and certain other parties, as though each of ACOF II, EGS Dutchco and NewBridge continued to directly own the shares of Common Stock in the same amounts as each of them did immediately prior to the Contribution.

The Parent Members are subject to restrictions on the transfer of the membership interest in Parent they hold.  A Parent Member may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its membership interest in Parent to any person without the prior written consent of the Board of Managers of Parent.  In addition, any of the Parent Members may cause the dissolution of Parent on two days written notice.  Upon dissolution, Parent shall, subject to satisfying any liabilities and obligations to its creditors, distribute the shares of Common Stock held by it to the Parent Members.

Contribution and Exchange Agreement

On January 27, 2012, Parent, ACOF II, EGS Dutchco and NewBridge entered into a Contribution and Exchange Agreement (the “Contribution Agreement”).  Pursuant to the Contribution Agreement, each of ACOF II, EGS Dutchco and NewBridge simultaneously contributed all of the shares of Common Stock held by each of them to Parent in exchange for membership interests in Parent.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits 17 and 18:

Exhibit 17          Limited Liability Company Agreement of SGS Holdings LLC, dated as of January 27, 2012, by and among Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd. (incorporated by reference to Exhibit 1 to Parent’s Schedule 13D filed with the Commission on January 31, 2012)

Exhibit 18          Contribution and Exchange Agreement, dated as of January 27, 2012, by and among SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd. (incorporated by reference to Exhibit 2 to Parent’s Schedule 13D filed with the Commission on January 31, 2012)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).